August 16, 2013

VIA EDGAR

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Sonora Resources Corp.
Amendment No. 1 to Form 10-K for Fiscal Year Ended November 30, 2012
Filed July 22, 2013
Response dated July 22, 2013
File No. 0-54268

Dear Mr. Thompson:

Reference is made to the Staff’s comment letter dated July 29, 2013 (the “Staff’s Letter”) to Sonora Resources Corporation (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Amendment No. 1 to Form 10-K for fiscal year ended November 30, 2012, filed with the SEC on July 22, 2013 (the Amended Form 10-K).

Plan of Operation, page 4

1.
We note your response to comment 7 in which you removed the terms develop, development, and production where appropriate from you filing.  However, we note you refer to your company as being in the development stage on pages 4, 21, F-2, F-4, and F- 6, but do not have any reserves which are required for a development or production stage company.  We re-issue comment 7.  Please review your filing and amend the pages mentioned above, characterizing your company only as an exploration stage company.

The amended Form 10K/A2, which was filed with the SEC on August 16, 2013, changes the disclosure from development stage to exploration stage in the indicated tables.

Properties, page 16

2.
We note your response to comment 13 and your statement which you increased your disclosure related to mineral rights of your material properties.  Your exploration and production program in 2013 is directed at the Corazon and Liz properties which are regarded as material, but the Liz property mineral concessions/mineral rights are not discussed in detail.  We re-issue comment 13 in part. Please include certain identifying information, such as the property names and title numbers with your property descriptions.

The amended Form 10K/A2, which was filed with the SEC on August 16, 2013, increases the disclosure for Liz, which is a dump/ tailings property.

3.
We note your response to comment 14 in which you state you added additional disclosure to your filing regarding your properties.  However your filing does not address previous exploration or mining activities on the properties, the present condition of underground and/or surface equipment or other assets.  This description should include details such as modernization and physical condition of your plant and/or equipment, infrastructure, or other related facilities, including subsurface improvements and related equipment or include a statement that no equipment or improvements exist on the properties.  In addition please describe the source of power and water that can be utilized at the property.  All of your properties should include a clear statement that the property is without known reserves and your proposed activities are exploratory in nature.  We re- issue comment 14. Please modify your filing to comply with the guidance provided above.

The amended Form 10K/A2, which was filed with the SEC on August 16, 2013, increases the disclosure for each property.

4.
We note your response to comment 16 in which you added disclosure regarding your mining agreements in the financial statements, but we do not find any disclosure regarding your exploration/drilling plans for the Los Amoles, Corazon or Liz properties. In addition, we cannot find a description of your production plans or underground work programs for these properties either. We reissue comment 16. Please provide details of your planned exploration, underground work programs, drilling and/or production programs for 2013 as indicated on pages F-16 and F-18.

The amended Form 10K/A2, which was filed with the SEC on August 16, 2013, increases the disclosure in the initial part of Note 3 for Los Amoles, Corazon and Liz.

5.
We note your response to comment 17 in which you removed disclosure regarding your mineral discovery or reserve from the filing.  However, on pages F-16 and F-18 you state you initiated a sampling work program.  We reissue comment 17. Please disclose the details of your sampling program including any quality assurance quality controls, sampling procedures, and the assay laboratories you employ.

The amended Form 10K/A2, which was filed with the SEC on August 16, 2013, increases the disclosure for each property.

6.
We note your response to comment 18 in which you state you are unaware of any permit requirements in Mexico, but you intend to begin production of gold and silver in 2013 on your Los Amoles, Corazon, and Liz properties.  Our understanding is those surface exploration activities which have a very low environmental impact, such as drilling/sampling, and conform to the NOM-120-SEMARNAT-1997 (Norma Oficial Mexicana NOM-120-SEMARNAT, 1997 [1998]) do not require permits. But, before beginning mining operations, mining companies are required to prepare a preliminary environmental impact statement for all mining activities and address change of land use (CUS) permits. Other mining companies in Mexico also submit an "Informe Preventivo”, which states the measures that will be used by the Company to minimize environmental impacts to Mexico's federal Environment Ministry (Secretaría del Medio Ambiente y Recursos Naturales (Semarnat).  In addition, Beneficiation/Plant/Smelter concessions must conform to NOM-155-SEMARNAT-2007 which outlines environmental protection for leaching gold and silver ores.  Lastly, those mining activities that affect surface properties require environmental permits and authorizations to conform to the statutes of the Ley General del Equilibio Ecologico y Proteccion Ambiental (LGEEPA).  Unless you do not plan to commence production in the near future and only plan to confine your activities to drilling and sampling we re-issue comment 18. Please provide a summary of the permits required for your mining operations.

The amended Form 10K/A2, which was filed with the SEC on August 16, 2013, increases the disclosure for each property. Please note that the 2013 business plan  reflected permits and environmental studies planned for early in 2013, followed by production at Corazon and Liz.

Item 9A. Controls and Procedures, page 25
a) Evaluation of Disclosure Controls and Procedures, page 25

7.
Please revise to disclose whether management evaluated your disclosure controls and procedures as of November 30, 2012.  Please similarly revise your disclosure in Form 10-Q for the quarter ended May 31, 2013. Please refer to Item 307 of Regulation S-K.

The amended Form 10K/A2 and 10Q/A1 for the period ending May 31, 2013, which were filed with the SEC on August 16, 2013, reflect this change.

Item 15. Exhibits, Financial Statement Schedules, page 40

8.	Please file the consent of your independent registered public accountant or tell us why the consent is not required.

The Company filed a Request for Withdrawal of the Company’s Registration Statement on Form S-1 with the SEC on August 14, 2013. If the request is granted, then the S-1 will be withdrawn and the  consent will no longer be  required. The prior auditors are not available for the consent as they are no longer in business.

Report of Independent Registered Public Accounting Firm, page F-1

9.
We reviewed your response to comment 19 in our letter dated June 25, 2013 and the revisions to the audit report.  We understand that you did not provide the predecessor auditor’s report because the predecessor auditor is no longer in business.  However, the auditor’s association with amounts from inception included in your annual financial statements is required as long as you are in the development stage. As such, please have PMB Helin Donovan, LLP audit and render an opinion on the statements of operations and cash flows for the period from December 3, 2007 (inception) to November 30, 2012, and file an amendment to include a revised audit report that refers to and includes an opinion on the statements of operations and cash flows for the period from November 29, 2007 (inception) to November 30, 2012 rather than referring to the report of other auditors in its report.  Alternatively, if it is impracticable to obtain an audit of the amounts from inception you may request a waiver from the Division’s Office of the Chief Accountant.  If the Office of the Chief Accountant waives the audit requirement, please amend the filing to label the amounts from inception as “unaudited.”

The amended Form 10K/A2, which was filed with the SEC on August 16, 2013 reflects the changes requested by the SEC in the waiver that was approved by the Division’s Office of the Chief Accountant.

Signatures, page 42

10.
We reviewed your response to comment 20 in our letter dated June 25, 2013 and the revisions to the signature page.  It appears that the second signature block is still omitted. As previously requested, please revise to provide the second signature block and the required signatures, including your principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the board of directors on behalf of the Company in the second signature block.  Please refer to the signature page and general instruction D(2) of Form 10-K.  Please note that any person who occupies more than one of the specified positions in general instruction D(2) of Form 10-K are required to indicate each capacity in which the report is signed.

The amended Form 10K/A2, which was filed with the SEC on August 16, 2013, changes the signatures.

The registrant acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 979-9953 with any questions.

Sincerely,

/s/ Mark Scott

Mark Scott, CFO
Sonora Resources Corporation

cc.  Yolanda Guobadia, Securities and Exchange Commission
       George K. Schuler, Securities and Exchange Commission
       John Reynolds, Securities and Exchange Commission
       James F. Biagi, Jr., Fifth Avenue Law Group, PLLC